UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Under the Securities Exchange Act of 1934

eHi Car Services Limited

(Name of Issuer)
Class A common shares, par value $0.001 per share

(Title of Class of Securities)
26853A100(1)

(CUSIP Number)

April 12, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]       Rule 13d-1(b)

[_]       Rule 13d-1(c)

[X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A common shares of the Issuer.

CUSIP NO.: 26853A100

(1)		NAME OF REPORTING PERSONS
CDH Venture Partners II, L.P. (“CDH Venture”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
0[1]
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
0[1]
(8) SHARED DISPOSITIVE POWER
0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0[1]
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%[1]
(12)		TYPE OF REPORTING PERSON
PN

1 On April 12, 2018, CDH Venture sold its entire shares in CDH Car Rental Service Limited (“CDH Car”), an entity which holds the common shares of the Issuer, to another party not affiliated to CDH Venture and CDH GP (as defined below). CDH Venture has no beneficial ownership in the common shares of the Issuer and is no longer deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CDH Car.

CUSIP NO.: 26853A100

(1)		NAME OF REPORTING PERSONS
CDH Venture GP II Company Limited (“CDH GP”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
0[1]
(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
0[1]
(8) SHARED DISPOSITIVE POWER
0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0[1]
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9)
0%[1]
(12)		TYPE OF REPORTING PERSON
CO

1 On April 12, 2018, CDH Venture sold its entire shares in CDH Car to another party not affiliated to CDH Venture and CDH GP. CDH GP is the general partner of CDH Venture. CDH GP has no beneficial ownership in the common shares of the Issuer and is no longer deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CDH Car.

CUSIP NO.: 26853A100

Item 1(a).	Name of Issuer:

eHi Car Services Limited (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

Unit 12/F, Building No. 5, Guosheng Center

388 Daduhe Road

Putuo District

Shanghai 200062

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CDH Venture Partners II, L.P.; and

(b) CDH Venture GP II Company Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CDH Venture:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

For CDH GP:

Ugland House, P.O. Box 309GT

George Town, Grand Cayman

Grand Cayman, KY1-1104

Cayman Islands

Item 2(c).	Citizenship:

CDH Venture is a Cayman Islands limited liability partnership.

CDH GP is a Cayman Islands company.

Item 2(d).	Title of Class of Securities:

Class A common shares of the Issuer, par value US$0.001 per share.

The Issuer’s common shares consist of Class A Shares and Class B Shares. Holders of Class A Shares and Class B Shares have the same rights except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time. Class A common shares are not convertible into Class B Shares under any circumstances.

Item 2(e).	CUSIP Number:

26853A100 (ADSs of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

CUSIP NO.: 26853A100

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the common shares of the Issuer by each of the reporting persons as of April 12, 2018:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CDH Venture	0	0%	0	0	0	0
CDH GP	0	0%	0	0	0	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following

CDH Venture - [X]

CDH GP - [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The members of this group are set forth as reporting persons on Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Notice of dissolution of group filed as Exhibit B to this schedule

Item 10.	Certifications:

Not applicable

CUSIP NO.: 26853A100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

CDH Venture Partners II, L.P. By: CDH Venture GP II Company Limited, its general partner By: /s/ William Hsu Name: William Hsu Title: Director
CDH Venture GP II Company Limited By: /s/ William Hsu Name: William Hsu Title: Director

[Signature Page to Schedule 13G]

CUSIP NO.: 26853A100

LIST OF EXHIBITS

Exhibit No.	Description
A B	Joint Filing Agreement Notice of Dissolution of Group

CUSIP NO.: 26853A100

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares, par value $0.001 per share, of eHi Car Services Limited, a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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CUSIP NO.: 26853A100

Exhibit B

Notice of Dissolution of Group

This notice of dissolution of group is being filed pursuant to Items 5 and 9 of Schedule 13G of the Securities Exchange Act of 1934, as amended. Effective April 12, 2018, the group formed by CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited, on the one hand, and CDH Car Rental Service Limited, on the other hand, with respect to Class A common shares, par value $0.001 per share, of eHi Car Services Limited, a Cayman Islands company, was dissolved.

On April 12, 2018, CDH Venture Partners II, L.P. sold its entire shares in CDH Car Rental Service Limited to another party not affiliated to CDH Venture Partners II and CDH Venture GP II Company Limited. CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited have no beneficial ownership in the common shares of the Issuer and are no longer deemed to have the sole voting power and sole dispositive power with respect to the common shares of the Issuer held by CDH Car Rental Service Limited. All further filings with respect to transactions in common shares of the Issuer will be filed separately, if required, by CDH Venture Partners II, L.P. and CDH Venture GP II Company Limited, on the one hand, and CDH Car Rental Service Limited, on the other hand.

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